September 14, 2018

Hong Yao
Chairman of the Board and Chief Executive Officer
Weidai Ltd.
50/F West Building, Fortune Finance Center
No. 33 Jiefang East Road
Jianggan District, Hangzhou
Zhejiang Province
The People's Republic of China

       Re:      Weidai Ltd.
                Amendment No. 1 to Registration Statement on Form F-1 Filed September 7, 2018
                File No. 333-226790

Dear Mr. Yao:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, page F-59

1. We note that there was a revision to include a dividend declared to preferred shareholders
       (i.e., RMB 8,604) in the six months ended June 30, 2017 reporting period. Please explain why you did not revise your earnings per share amounts and computations for the respective reporting period (i.e., in Note 13 on page F-78 and elsewhere throughout your registration statement). Please advise or revise as necessary.
 Hong Yao
Weidai Ltd.
September 14, 2018
Page 2

        You may contact Cara Lubit, Staff Accountant at (202) 551-5909 or me at
(202) 551-
3872 if you have questions regarding comments on the financial statements and related matters.
Please contact Eric Envall, Staff Attorney at (202) 551-3234 or Michael Clampitt, Senior Staff
Accountant at (202) 551-3434 with any other questions.



                                                          Sincerely,

                                                          /s/ Hugh West

                                                          Hugh West
                                                          Accounting Branch
Chief
                                                          Office of Financial
Services